NO ACT

PE

2-21-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000196

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 27 2013

Washington, DC 20549

February 27, 2013

Sanford J. Lewis
sanfordlewis@strategiccounsel.net

Act:	1934
Section:	
Rule:	14a-8
Public Availability:	02-27-13

Re: Entergy Corporation
Incoming letter received on February 4, 2013

Dear Mr. Lewis:

This is in response to your letter received on February 4, 2013 concerning the shareholder proposal submitted to Entergy Corporation by the New York State Common Retirement Fund. We have also received a letter from Entergy Corporation dated February 6, 2013.

On January 10, 2013, we issued our response expressing our informal view that Entergy Corporation could exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rules 14a-8(b) and 14a-8(f). You have asked us to reconsider our position.

After reviewing the information contained in your letter, the Division grants the reconsideration request. Upon reconsideration, we are unable to concur in Entergy Corporation's view that it may exclude the proposal under rules 14a-8(b) and 14a-8(f). Rules 14a-8(b) and 14a-8(f) require a proponent to provide a written statement verifying beneficial ownership of the company's securities. We note that in its request for evidence verifying beneficial ownership, Entergy Corporation directed the proponent to mail such evidence to "Entergy Services, Inc." and that this request was printed on the letterhead of "Entergy Services, Inc." We further note that, in response, the proponent provided a written statement erroneously claiming ownership of common stock of "Entergy Services, Inc." and that Entergy Corporation did not subsequently notify the proponent of this error. As we believe that this error could be attributed to the manner in which the request was phrased, and the proponent later provided the necessary evidence verifying beneficial ownership, we do not believe that Entergy Corporation may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

In reaching our initial decision, we did not address the alternative basis for exclusion of the proposal upon which Entergy Corporation relied. We are unable to concur in Entergy Corporation's view that it may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. *See* Securities Exchange Act Release No. 12999 (Nov. 22, 1976). It appears that the proposal may focus on these significant policy issues, and we are unable to conclude that the arguments presented in Entergy Corporation's no-action request establish otherwise. Accordingly, we do not believe that Entergy Corporation may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Edna M. Chism
Entergy Services, Inc.
echism@entergy.com



Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

February 6, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by New York State Office of the State Comptroller

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, in response to a letter dated February 4, 2013 (the "Reconsideration Request") from Sanford J. Lewis on behalf of the New York State Common Retirement Fund (the "Proponent") concerning a shareholder proposal received by the Company on November 23, 2012 (the "Proposal"). On January 10, 2013, the Staff of the Division of Corporation Finance (the "Staff") issued a letter (the "No-Action Letter") confirming that it would not recommend enforcement action if the Company were to exclude the Proposal pursuant to Rule 14a-8(f). In the Reconsideration Request, Mr. Lewis requests that the Staff reconsider and reverse the conclusion reached in the No-Action Letter.

In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter is being submitted via e-mail. It addresses certain of the issues raised by the Proponent in the Response Letter and should be read in conjunction with the Company's original December 21, 2012 letter requesting no-action relief (the "Original Submission"). A copy of this letter will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

Discussion

The argument advanced in the Original Submission regarding the Proponent's eligibility to submit the Proposal was straightforward. The Proponent submitted the Proposal without any proof of ownership of the Company's common stock. Five days after the Proposal was received by the Company, the Company sent an appropriate notice (the "Deficiency Notice") to the Proponent alerting the Proponent of this deficiency. In response, the Proponent submitted a letter from a broker that purported to demonstrate that the Proponent was the owner of shares of stock of Entergy Services, Inc., one of the Company's wholly-owned subsidiaries. The Company submitted a request for no-action relief arguing that the Proposal could be excluded because, among other reasons, the Proponent had not submitted proof of its ownership of the Company's common stock. The Staff agreed.

No relevant facts or law have changed since the Company submitted the Original Submission and there is accordingly no basis for the Staff to reconsider the conclusion expressed in the No-Action Letter. The Company nevertheless wishes to make two principal points in this letter.

First, it wishes to respond to one factual assertion raised in the Reconsideration Request. On pg. 1 of the Reconsideration Request, Mr. Lewis writes that the "Proponent sent a corrected proof of ownership letter after being notified of the discrepancy." On pg. 7 of the Reconsideration Request, Mr. Lewis states that this "corrected proof of ownership" was sent to the Company after the Company had submitted the Original Submission to the Staff. The Company, however, has no record of ever having received such a "corrected proof of ownership." Whether it did or not, however, is irrelevant to the analysis. Even accepting Mr. Lewis's account of the facts as correct, the corrected proof was not sent until after the Company had submitted the Original Submission to the Staff on December 21, 2012. By this time, the Proponent's 14-day window for submitting proof of its eligibility to submit a proposal had long since lapsed.

Second, the Company wishes to note that the timing of the Reconsideration Request is unusual and to grant the request now would be particularly inequitable to the Company. The Proponent first was made aware of the error in its proof of ownership when it received a copy of the Original Submission following its submission to the Staff on December 21, 2012. The Proponent did not raise the argument it now makes regarding this error in a response to the Original Submission. Neither did it make this argument shortly following January 10, 2013, when the Staff issued the No-Action Letter. Rather, it elected to wait to raise this point until now, approximately six weeks after the Original Submission and 25 days after the No-Action Letter. In the meantime, the Company has continued with its proxy planning relying in good faith on the relief provided in the No-Action Letter. To disrupt those expectations now would cause a significant burden to the Company.

The Company continues to stand by the arguments made in the Original Submission. It is gratified that the Staff has concurred that the Proposal may be excluded. Nothing has changed that merits a reconsideration of the conclusion stated in the No-Action Letter. To grant such a reconsideration would be inconsistent with the facts and the law and would, for the additional reason described above, be inequitable to the Company.

Conclusion

Based on the foregoing, I respectfully request that the Proponent's request for a reconsideration and reversal of the conclusion reached in the No-Action Letter be rejected. If you have any questions regarding this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

Edna M. Chism

cc: Patrick Doherty, Director – Corporate Controller,
New York State Office of the State Comptroller
Sanford J. Lewis
Marcus V. Brown
Daniel T. Falstad

SANFORD J. LEWIS, ATTORNEY

February 4, 2012

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Entergy Regarding Special Review of Nuclear Safety and Dry Cask Storage Submitted by New York State Common Retirement Fund – request for Reconsideration

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Entergy Corporation ("Entergy" or the "Company"). The Company sent a No Action request letter dated December 21, 2012 to the Securities and Exchange Commission. On January 10, 2013, the Staff issued a no action decision, based on Rule 14a-8(f), failure to provide proof of ownership.

We are writing to request reconsideration. This reconsideration request also responds to the Company's additional argument that the Proposal is excludable as ordinary business. A copy of this letter is being e-mailed concurrently to Edna M. Chism, Entergy Services, Inc.

SUMMARY

The Proposal asks the Company to adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage at nuclear plants, by minimizing the storage of nuclear waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information. The Proposal in its entirety is included as Exhibit A to this letter.

The Company asserts that the Proposal is excludable under Rule 14a-8(f), proof of ownership. The record shows that Edna M. Chism, Assistant General Counsel, Legal Services, wrote repeatedly to the Proponent **on letterhead of Entergy Services Inc.**, including the deficiency letter. In her deficiency letter of November 28, 2012, Chism asked specifically for the proof of ownership to be sent to Entergy Services, Inc. The proof of ownership letter that followed incorrectly identified the company in which the fund holds stock as Entergy Services, Inc., following the lead from the Company. The Proponent sent a corrected proof of ownership letter after being notified of the discrepancy.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The accurate information is that the Fund holds the number of shares identified in the parent company, Entergy Corporation. Since granting a no action letter is a discretionary act of the Staff, we urge the Staff to deny no action relief in this instance.

The Company asserts that the Proposal is excludable as relating to ordinary business. **However, in *Dominion Resources* (January 31, 2013) the Staff affirmed that the current proposal filed by the Proponent at a different company addresses a significant policy issue and is not excludable under Rule 14a-8(i)(7).** Because the same nexus exists for Entergy as for Dominion Resources, the Proposal is not excludable by virtue of the rule.

BACKGROUND

Our nation's nuclear power industry finds itself in a moment of crisis. The issue of how to safely store spent nuclear fuel, which can release radioactive material if overheated, and remains radioactive for thousands of years, is unresolved on a national policy level. The industry is confronted by three developments that have elevated the urgency of finding a safer means of storing spent nuclear fuel:

- The absence of a permanent storage solution for spent fuel;
- 9/11 and vulnerabilities related to terrorism; and
- The Fukushima Daiichi disaster.

i. The Absence of a Permanent Storage Solution for Spent Nuclear Fuel

In the early days of the nuclear energy industry, it was assumed that storage times would be relatively short before spent fuel would be sent for reprocessing or for final disposal. Nuclear power plants were thus designed with limited and temporary storage capabilities.

A permanent storage solution, however, has become much more difficult to secure than previously anticipated. Nuclear power plants are forced to store spent fuel on site. As the January 2012 Blue Ribbon Commission Report on America's Nuclear Future Report to the Secretary of Energy states, "much larger quantities of spent fuel are being stored for much longer periods of time than policy-makers envisioned or utility companies planned for when most of the current fleet of reactors were built."[1]

A large blow was dealt to decades-long efforts to secure an underground disposal site with the closing of Yucca Mountain in southwestern Nevada in 2011. The Department of Energy began studying Yucca Mountain as a potential long-term underground spent nuclear fuel storage site in 1978 and it was approved by Congress in 2002. However, the project was ultimately

[1] Blue Ribbon Commission on America's Nuclear Future, Report to the Secretary of Energy, January 2012, p. 33-34.

defeated by regional opposition.

The Union of Concerned Scientists summarized the industry's current situation in an April 2012 letter to Senators Lamar Alexander, Jeff Bingaman, Dianne Feinstein and Lisa Murkowski:

> When today's nuclear reactors were designed decades ago, it was assumed that their spent fuel would be retained in onsite spent fuel pools for only a few months before being shipped offsite for either reprocessing or disposal. As a result, these pools lack diverse and redundant emergency cooling and water makeup systems and many are not located within robust containment structures. Spent fuel is cool enough to transfer to dry casks after five years. However, the standard industry practice is to fill spent fuel pools to capacity using high-density storage racks, and to transfer spent fuel to onsite dry casks only when the spent fuel pools are full. **<u>This practice significantly increases the safety and security vulnerabilities of our nuclear power plants, and needlessly puts the American people at risk</u>**. [Emphasis added]

With the "end" of Yucca Mountain and no permanent centralized solution for the storage of spent nuclear fuel in place, the need for viable and safe storage solutions has become one of the most predominant safety issues in the nuclear industry. For the time being, spent nuclear fuel will be stored on site, and it is crucial that this is done in the safest way possible. As Representative Edward J. Markey of Massachusetts has said, "We should not wait for an American meltdown to beef up American nuclear safety measures."[2]

ii. 9/11 & Vulnerabilities Related to Terrorism

The events of September 11, 2001 brought the issue of terrorism to the forefront of global and domestic concern. The potential for a terrorist attack targeting a nuclear facility has received attention from various governmental bodies, the media, and groups of concerned citizens.

The Nuclear Regulatory Commission ("NRC") has issued advisories to the nation's 103 nuclear power plants that terrorists might try to fly hijacked planes into some of them. Eight governors have also independently ordered the National Guard to protect nuclear reactors in their states.[3] Charles S. Faddis, the former head of the CIA's unit on terrorism and weapons of mass destruction, wrote in an op-ed for CNN that the United States is woefully unprepared to protect its nuclear power plants from a terrorist attack.[4] The Council on Foreign Relations has a section of its website dedicated to nuclear facilities as a potential terrorist target. Indeed, this threat is also recognized by relevant international organizations. The International Atomic Energy

---

[2] A Safer Nuclear Crypt, *The New York* Times, July 5 2011. http://www.nytimes.com/2011/07/06/business/energy-environment/06cask.html?pagewanted=all&_r=0
[3] Council on Foreign Relations, Targets for Terrorism: Nuclear Facilities, http://www.cfr.org/homeland-security/targets-terrorism-nuclear-facilities/p10213
[4] Nuclear plants need real security, CNN, March 15, 2010 (http://edition.cnn.com/2010/OPINION/03/15/faddis.nuclear.plant.security/)

Agency states on a section of its website, "Nuclear Terrorism: threats, risks and vulnerabilities," "[t]he Agency's nuclear security programme is influenced by an assessment of the reported intentions, motivations and capabilities of terrorists and criminals."[5]

In a 2002 New York Times op-ed piece titled, "Nuclear Reactors as Terrorist Targets," the Times noted the potential vulnerability of the nation's nuclear power plants and that groups of citizens and public officials had petitioned the Nuclear Regulatory Commission to close down Indian Point (a nuclear power plant located 35 miles north of New York City). The Times noted the threat of a plane flying into a nuclear power plant's containment dome, yet it also stated that "[a] far more vulnerable target is presented by the pools where spent fuel rods are stored after they have been used in the reactors." The piece noted how "[a] plane could theoretically plunge into the building and trigger events that could drain the pools and ignite a fire, which could spread radioactivity into the environment."[6] [emphasis added].

The threat of a terrorist attack on a nuclear power plant remains today, and it further emphasizes the need to store spent nuclear fuel as safely as possible. Dry cask storage is less vulnerable than storage pools to an attack aiming to release radiation by overheating the spent fuel because it is already being passively cooled from exposure to the air. Additionally, if a sabotage attempt is successful, the consequences from dry cask storage are less than from storage pools simply because each cask holds a mere fraction of the fuel contained in storage pools. In other words, numerous dry casks would have to be sabotaged to emit the amount of radioactivity released from a sabotaged storage pool.

iii. The Fukushima Daiichi Disaster

In March of 2011, an earthquake off the coast of Japan resulted in a tsunami and the Fukushima-Daiichi nuclear accident. The resulting multiple meltdowns and release of radioactive material propelled the issue of nuclear power and spent fuel storage methods into global consciousness. Indeed, the spent fuel stored in pools at Fukushima were the cause of much concern after a storage pool was damaged and temperatures rose. In contrast, the spent fuel stored in dry casks was never a source of concern. As the Union of Concerned Scientists stated in an April 2012 letter to members of the Senate:

> [D]uring the Fukushima accident, there was a lot of concern about the fuel in the spent fuel pools but none about the fuel in the dry casks at the reactor site—which remained safe throughout the accident. And although current evidence indicates that the fuel in the Fukushima pools did not ultimately overheat and burn, if the Fukushima pools had been as densely packed as U.S. pools, that fuel may well have experienced far greater damage than it did.[7]

---

[5] "Nuclear Terrorism: threats, risks and vulnerabilities," International Atomic Energy Agency website, Last update: Thursday, September 13, 2012. (http://www-ns.iaea.org/security/threats.asp)
[6] Nuclear Reactors as Terrorist Targets, New York Times, January 21, 2002.
http://www.nytimes.com/2002/01/21/opinion/nuclear-reactors-as-terrorist-targets.html
[7] Union of Concerned Scientists letter to Senators Alexander, Bingaman, Feinstein and Murkowski, April 27 2012 (accessible at: http://www.ucsusa.org/assets/documents/nuclear_power/BRC-letter-4-27-12.pdf)

Luckily, the potential additional release of radiation from storage pools did not manifest. However the possibility of such a release should not be ignored. According to an April 2012 report entitled, "Estimating the Potential Impact of Failure of Fukushima Daiichi Unit 4 Spent Fuel Pool: A Local Problem for Japan or a Global Mega Crisis?" released by Holophi CH, a Swiss-based industrial analytics think-tank, even a 10 percent release of the damaged Fukushima storage pool's inventory of radioactive cesium and strontium would "represent 3 to 10 times the March 11, 2011 release amounts, substantially increasing risk levels in Japan and marine life." If cooling water for the pool is lost, said the report, "a major release of radioactive material could result," adding that, "[g]iven the large amounts of heat generated by the fuel rods, the temperature would rise quickly. These rods are surrounded by zirconium cladding and at high temperatures, this cladding catalyzes hydrogen production, can generate additional heat and even explode and burn."[8] The risk of such a catastrophic event resulting from the loss of water from a spent fuel storage pool is even greater in cases where spent fuel is stored more densely.

iv. Consensus among Experts: Dry Cask Storage is Safer

A large number of experts believe that dry cask storage of nuclear waste is safer than the storage pool method and can be done earlier than is commonly practiced. This is the crux of the ongoing policy debate – a difference between company experts and the NRC's standing policy, versus an emerging consensus of credible national research organizations and panels, and other nuclear safety organizations and researchers.

In 2003, a team of scientists led by Robert Alvarez carried out an independent study of safety issues associated with the storage of spent fuel in reactor pools. The Alvarez report recommended that U.S. plant operators reduce their pool inventories and return to a more open storage configuration by transferring relatively older fuel to dry casks, which are passively cooled.[9] Alvarez authored another report in May 2011 titled, *Spent Nuclear Fuel Pools in the U.S.: Reducing the Deadly Risks of Storage*, in which he states: "The U.S. government should promptly take steps to reduce these risks by placing all spent nuclear fuel older than five years in dry, hardened storage casks — something Germany did 25 years ago."[10]

In March 2010, NRC Chairman Gregory Jaczko told industry officials at an NRC-sponsored conference that spent fuel should be primarily stored for several centuries in dry, hardened, and air-cooled casks that met safety and security standards.[11]

At the request of Congress, the National Academies completed an independent

[8] "Estimating the Potential Impact Of Failure Of the Fukushima Daiichi Unit 4 Spent Fuel Pool," Holophi Special Report On Fukushima Daiichi SFP 4 April, 2012 (accessible at: http://www.bellona.org/filearchive/fil_Holophi-Special-Report-on-Fukushima-SFP-4-r.pdf)

[9] Robert Alvarez et al., "Reducing the Hazards from Stored Spent Fuel Power-Reactor Fuel in the United States," *Science and Global Security* 11: 1-51, 2003.

[10] Robert Alvarez, "Spent Nuclear Fuel Pools in the U.S.: Reducing the Deadly Risks of Storage," *Institute for Policy* Studies, May 2011, page 2.

[11] Ibid, page 21.

assessment of the issues surrounding spent nuclear fuel in 2004 (an unclassified public report, titled *Safety and Security of Commercial Spent Nuclear Fuel Storage*, was published in 2006). The study concluded that dry cask storage has inherent safety and security advantages over wet pool storage but is only suitable for older spent fuel (more than five years post-discharge).[12] Additionally, the Blue Ribbon Commission's January 2012 report to the Secretary of Energy states:

> "After an initial period of cooling in wet storage (generally at least five years), dry storage (in casks or vaults) is considered to be the safest and hence preferred option available today for extended periods of storage (i.e., multiple decades up to 100 years or possibly more). Unlike wet storage systems, dry systems are cooled by the natural circulation of air and are less vulnerable to system failures."[13]

Lastly, the Union of Concerned Scientists has also recognized the safety benefits of dry cask storage and has urged the Senate to take action. In an April 27, 2012 letter to Senators Dianne Feinstein, Lamar Alexander, Jeff Bingaman, and Lisa Murkowski, the Union of Concerned Scientists stated:

> ". . . it is critical that you address the current risk posed by spent nuclear fuel in overcrowded spent fuel pools . . . In particular, we strongly recommend that you take action to require nuclear plant owners to accelerate the transfer of spent fuel from pools to dry cask storage. The accelerated transfer of spent fuel to transportable dry storage casks would not only reduce the existing safety and security risks associated with spent fuel at operating reactor sites, but would be an essential first step of any plan to ship spent fuel to a centralized storage site or geologic repository."[14]

---

[12] National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel in Storage, *Safety and Security of Commercial Spent Nuclear Fuel Storage*, Washington DC: The National Academies Press, 2006 (accessible at http://www.nap.edu/catalog. php?record_id=11263).

[13] Blue Ribbon Commission on America's Nuclear Future, page 34. (accessible at http://cybercemetery.unt.edu/archive/brc/20120620220235/http://brc.gov/sites/default/files/documents/brc_finalreport_jan2012.pdf)

[14] Union of Concerned Scientists letter to Senators Feinstein, Alexander, Bingaman, and Murkowski, April 27, 2012 (accessible at http://www.ucsusa.org/assets/documents/nuclear_power/BRC-letter-4-27-12.pdf).

ANALYSIS

I. Proof of Ownership documentation followed the Company's lead; Proponent should not be penalized for the confusing communications from the Company.

The Staff no action letter of January 10, 2013 granted no action relief in light of the Company's assertion that Proponent failed to provide adequate proof of ownership pursuant to Rule 14a-8(f).

We are requesting reconsideration of the Staff no action letter of January 10, 2013 in light of the circumstances in which the proof of ownership was provided. As you will see below, the Company had directed the Proof of Ownership correspondence to go to Entergy Services, and all correspondence from the Company to the Proponent appeared on letterhead from Entergy Services. See Exhibit B.

Note that the deficiency notice from the Company included the following passage:

> **You may provide this information verifying your ownership of Entergy common stock by emailing it to me at echism@entergy.com, faxing it to my attention at (504) 576-4150 or mailing it to me at:**
>
> **Entergy Services, Inc.**
> **639 Loyola Avenue**
> **L-ENT-26B**
> **New Orleans, Louisiana 70113**

Note the use of the company name "Entergy," without reference to its incorporated name Entergy Corp. in that sentence, and the subsequent formal corporate name, Entergy Services, Inc. in the address.

The Proponent submitted a corrected proof of ownership from J.P. Morgan Chase, correcting the company name promptly upon the notice from the company in its no action request letter of December 21, 2012.

In fairness, we believe that the Proponent should not be penalized for the confusing communications received from the Company. In light of the above circumstances, we ask the Staff to reconsider and withdraw its no action decision.

II. The Proposal addresses a significant policy issue that transcends ordinary business.

The Company argues that because of the special expertise involved in management of a nuclear plant, the Proposal is an inappropriate topic for shareholder deliberation because it addresses the Company's ordinary business. Rule 14a-8(i)(7). **However, in *Dominion***

***Resources* (January 31, 2013) the Staff affirmed that the same proposal filed by the Proponent at a different company addressed a significant policy issue and was not excludable under Rule 14a-8(i)(7).**

By reason of the *Dominion Resources* decision, this issue appears to be settled for this Proposal. As with Dominion Resources, there is a clear nexus to Entergy for the policy issues involved, because as with Dominion Resources, it is clear that spent fuel is being stored in pools by Entergy and could be moved earlier, increasing the safety of the Company's operations.

Although this issue appears settled, we will reiterate below, some of the key reasons why the current Proposal is not excludable under the ordinary business rule, as we set forth in our reply on Dominion Resources.

As one of the foremost safety controversies for the nuclear industry at present, the current Proposal falls solidly within the history of SEC decisions supporting shareholder proposals on nuclear safety as transcending ordinary business. Since 1976, issues related to the safety of nuclear power as an energy source **have always been a key example cited by the SEC Staff, throughout the history of Staff no action letters. It is perhaps the most often cited significant policy issue that transcends ordinary business.**

In the 1976 Release (Release No. 34–12999) the Staff wrote:

> the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct the proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, **it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that the determination whether to construct one is not an "ordinary" business matter**. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations.... where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them. [emphasis added].

The Staff policy stated in that Release regarding nuclear power has continued to hold sway. For instance in *General Electric Company* (January 17, 2012, aff'd upon reconsideration March 1, 2012), requested that General Electric reverse its nuclear energy policy, and as soon as possible phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment. General Electric had asserted that these issues represented an ordinary business issue, and did not focus on a significant policy issue. In its response denying no action relief the Staff replied, "we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. *See* Securities Exchange Act Release No. 12999 (November 22, 1976)."

Notably, General Electric attempted to argue on reconsideration that because some of

General Electric's nuclear activities do not implicate significant policy issues, the proposal was overly broad and reached into matters of ordinary business. For instance, the company asserted that GE's healthcare business operated full-service nuclear pharmacies, which did not raise the "policy issues regarding economic and safety considerations attendant to nuclear power plants." It also cited other aspects of GE's business that, the company asserted, did not implicate significant policy issues, such as recycling of fuel from nuclear power plants and production of radiation monitors and production of radioisotopes for cancer treatments. Despite this array of issues, the Staff did not find a basis to reconsider its decision finding that the proposal was not excludable as ordinary business, and that the safety issues still predominated. In the present case, there is even less of a link to matters of ordinary business. Therefore, the current Proposal should be seen as even less excludable than the General Electric proposal.

The Company attempts to distinguish the line of Staff decisions finding that nuclear power safety issues are transcendent, significant policy issues by asserting that in the present instance, the Proposal does not "implicate a decision regarding whether the Company should construct a nuclear power plant, nor is it a proposal that has 'major implications' for the communities in which the Company's plants are located."

Quite to the contrary of this Company assertion, the decision as to whether to leave spent fuel into spent fuel pools or to expedite its movement to dry cask storage is a fundamental and potentially fateful question regarding how dangerous the facility will be within the community in which it operates. In the event of a major accident or assault on the facility, whether the Company has implemented the Proposal may make all the difference between a catastrophic exposure of the community to radioactive materials, or a near miss in which safeguards work as they have at other sites.

So this is very much in line with other safety questions that have been found to be significant policy issues.

The current Proposal stands in sharp contrast to prior proposals on nuclear facilities cited by the Company that were allowed to be excluded under the auspices of ordinary business. In *Duke Power Co.* (March 7, 1988) the proposal asked for a report providing the best factual and scientific information available, detailing the company's environmental protection and pollution control activities. The proposal was allowed to be omitted under rule 14a-8(c)(7). We view this particular decision as outdated. Today, proposals for such reports are commonly deemed nonexcludable by the SEC, now that the guidance for providing such reports in a shareholder relevant form has been created through the Global Reporting Initiative. See, for instance, *Cleco Corp.* (January 26, 2012).

By contrast, the other proposal cited by the Company as relevant to nuclear power, *Carolina Power & Light Co.* (March 8, 1990) involved a very prescriptive and detailed report request (micromanagement) with the ask reading like a regulatory report. It asks for a report to include "every incident, error, failure, event, accident reported to the NRC, and itemization of major parts requiring work because of design errors, and an accounting of workers' radiation exposure during each repair or replacement. With those details, and a prescription that the requested report "shall include but not be limited to" such information, the company's micromanagement argument prevailed. This was asking for "detailed operating information" rather than "policy information." The proposal was allowed to be omitted from the company's proxy material under rule 14a-8(c)(7). This stands in contrast to the current Proposal, which describes broad policy questions for the Company to address and report on.

Unlike those proposals, the current Proposal addresses critical and urgent safety issues and does so without micromanaging.

The Company goes on to assert that even though a proposal may be crafted in the context of a significant policy issue, this would not alter the conclusion that the proposal is excludable. The examples cited by the Company in this part of its letter are not relevant to the Proposal at issue. Some of those proposals involved requests containing a hybrid of subject matters that reflected significant policy and subject matters that were solely ordinary business.

Addressing choice of technology does not make a proposal excludable when it otherwise addresses a significant policy issue.

The Company Letter attempts to distinguish the current Proposal based on the fact that it focuses on a specific technology, waste storage technologies, rather than the question in some other nuclear shareholder proposals of whether to phase out the use of nuclear power entirely. However, if the subject matter giving rise to the Proposal is a significant policy issue, then addressing methods or technologies does not render the Proposal excludable unless the Proposal otherwise attempts to micromanage the activities of the Company. The controversy surrounding dry cask storage is just such a policy issue. This is similar to other seemingly technical issues that shareholders have nevertheless been able to file as proposals, and on which the Staff has concluded it was appropriate (not excludable ordinary business) for shareholders to deliberate on.

For instance, *Tyson Foods Inc.* (November 25, 2009) related to the use of antibiotics in hog production and throughout the supply chain. While initially not considered by the staff to be a significant social policy issue, upon reconsideration after a more complete presentation of the havoc that antibiotics are causing for public health worldwide, in *Tyson Foods Inc.* (December 15, 2009), the staff reconsidered and agreed that this was a significant social policy issue, an appropriate issue for shareholders, and should not be excluded under the ordinary business exclusion.

As an issue that has been heavily discussed in the media, in the context of terrorism and the Fukushima disaster, dry cask storage is not unfamiliar or too technical for shareholders, especially shareholders who invest in the nuclear sector. As with many other technology issues that also implicate a significant policy issue, this is not a topic that is out of reach of shareholder comprehension.

If this were merely a technical issue, and not a matter of public controversy, then perhaps the Company's ordinary business argument would prevail. But instead, this is a choice of technology issue that is interwoven with the very significant policy concerns about nuclear safety, and therefore follows a long line of similar cases where discussion of choice of technology did not render proposals excludable.

For instance, animal cruelty has long been treated as a significant social policy by the Staff. Proposals that request written plans or even specific technologies to address that concern are not excludable as ordinary business. Likewise, requesting a report on the feasibility of using a specific technology, such as controlled atmosphere killing, was not deemed excludable under Rule 14a-8(i)(7), *Hormel Foods Corp.* (November 10, 2005), nor was a shareholder proposal that asked the board to prepare a detailed report that would incorporate a written plan with a timeframe for replacing, reducing and refining the use of animals in research, development and testing. *Baxter Int'l. Inc.* (February 11, 2009).

The examples the Company uses to make its ordinary business argument that proposals can be excludable even though they relate to a significant policy issue are inapposite. For instance, *WPS Resources Corp.* (February 16, 2001) asked a utility to develop new cogeneration facilities and improve energy efficiency. What is notable in this example is that the proposal does not involve a significant policy issue. In the absence of a significant policy issue, involvement of a shareholder proposal in details of technology choices can be excludable. But in the current instance, the safety controversies involved are significant policy issues transcending ordinary business.

The Proposal also relates to the significant policy issue of terrorism prevention.

In the aftermath of the events of September 11, 2001, security and terrorism prevention became significant policy issues and were recognized as such by Staff. So, asking PG&E to adopt and implement a plan to reduce vulnerability to a nuclear accident or terrorist attack was not considered ordinary business. *PG&E Corp.* (February 28, 2002). Nor was a proposal considered ordinary business in the chemical production sector, requesting a report on the implications of a policy for reducing potential harm from a potential release of chemicals in this company's facilities by increasing security at the facilities. *E.I. du Pont de Nemours and Co.* (February 24, 2006). The current Proposal also implicates terrorism prevention, and is similarly not excludable on this additional basis.

The specific issues in the Proposal regarding dry cask storage are significant policy issues.

As shown in detail in the Background section above, the issue of how nuclear power plants store spent fuel rods is a significant policy issue that is further exemplified by recent events, extensive coverage in the media, and interest in the issue from lawmakers.

i. Recent events have elevated the importance and urgency of the issue of dry cask storage

As noted at more length in the background section above, the closing of Yucca Mountain and the absence of a permanent storage solution for spent nuclear fuel, the vulnerabilities of nuclear power plants to terrorist attacks, and the Fukushima Daiichi disaster provide the context for the current issue of spent fuel storage as a significant policy issue.

ii. Media coverage and Congressional focus

The storage of spent nuclear fuel has received significant coverage in the media and attention from Congress and federal regulators. A New York Times article from July 2011 noted that, "[s]everal members of Congress are calling for the [spent nuclear] fuel to be moved from the pools into dry casks at a faster clip, noting that the casks are thought to be capable of withstanding an earthquake or a plane crash, they have no moving parts and they require no electricity." [15] The issue of dry cask vs. wet pool storage has received congressional interest and attention in the press more recently as well. A New York Times article (December 18, 2012) noted that Senator Ron Wyden, the new chairman of the Senate Energy Committee, wants the department of Energy to "pay for moving some of the wastes out of spent fuel pools at the nation's highest-risk reactors and into dry casks." Indeed, the chairwoman of the NRC has also expressed support for moving spent fuel to dry cask storage. [16] The call for dry cask storage was also raised in a New York Times op-ed dated November 2012.[17]

After an October 2011 earthquake in central Virginia, the Washington Post reported how many of the dry casks storing spent nuclear fuel at the North Anna power plant in Louisa County shifted during the earthquake, yet remained completely safe. A Dominion Resources spokesperson said about the dry casks: "They are safe and remain intact . . . they are designed not to fall over and they didn't fall over." [18]

Concern over spent nuclear fuel storage has received coverage in the press and interest from congress on the other side of the country as well. In California, Senator Dianne Feinstein was quoted in an article stating, "I have a hard time understanding why the Nuclear Regulatory Commission has not mandated more rapid transfer of spent fuel to dry casks . . . To me, that suggests we should at least consider a policy that would encourage quicker movement of spent fuel to dry cask storage."[19]

---

[15] A Safer Nuclear Crypt, *The New York* Times, July 5 2011. http://www.nytimes.com/2011/07/06/business/energy-environment/06cask.html?pagewanted=all&_r=0

[16] Come January, Another Try on Nuclear Waste, *The New York Times*, December 18 2012. http://green.blogs.nytimes.com/2012/12/18/come-january-another-try-on-nuclear-waste/

[17] Japan's Nuclear Mistake, *The New York Times*, November 28 2012. http://www.nytimes.com/2012/11/29/opinion/japans-nuclear-mistake.html

[18] Quake shifted nuclear storage containers at Virginia plant," Washington Post, September 1, 2011. (http://www.washingtonpost.com/national/health-science/quake-shifted-nuclear-storage-containers-at-virginias-north-anna-plant/2011/09/01/gIQA1OeUuJ_story.html)

[19] Nuclear energy: Dianne Feinstein seeks precautions, *SFGate*, March 30, 2011. http://www.sfgate.com/politics/article/Nuclear-energy-Dianne-Feinstein-seeks-precautions-2376950.php

CONCLUSION

Therefore, we request that the Staff inform the Company that it has reconsidered and is denying the Company's no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Patrick Doherty
Jenika Conboy
Edna Chism, Entergy Services

EXHIBIT A
Text of the Shareholder Proposal

NUCLEAR POWER SAFETY

WHEREAS, Entergy currently owns and operates nine nuclear power plants in New York, Michigan, Mississippi, Massachusetts, Louisiana, Arkansas, and Vermont, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Entergy's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

EXHIBIT B
PROOF OF OWNERSHIP CORRESPONDENCE



Deficiency
Notice



Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

November 28, 2012

Edna M. Chism
Assistant General Counsel
Legal Services

VIA UPS
Patrick Doherty
State of New York Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, NY 10017
(212) 681-4823

Re: Shareholder Proposal for the 2013 Annual Meeting

Dear Mr. Doherty:

On November 23, 2012, Entergy Corporation (the "Company") received by mail your letter postmarked November 22, 2012. Included with the letter was a proposal (the "Proposal"), submitted by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (the "Fund"), intended for inclusion in the Company's proxy materials (the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2013 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that the Fund has been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), the Fund must therefore prove its eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of the Fund's stock (usually a broker or bank) verifying that it has continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including the date you submitted the Proposal on behalf of the Fund; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Fund with the Securities and Exchange Commission (the "SEC") that demonstrates its ownership of the requisite number of shares as of or before November 23, 2011 (i.e., the date that is one year prior to the date on which you submitted the Proposal to the Company), along with a written statement that (i) the Fund has owned such shares for the one-year period prior to the date of the statement and (ii) the Fund intends to continue ownership of the shares through the date of the 2013 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F*

(October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

The Fund can confirm whether its broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website at www.dtcc.com. If the Fund's broker or bank is a DTC participant or an affiliate of a DTC participant, then it will need to submit a written statement from its broker or bank verifying that, as of the date its letter was submitted, it continuously held the requisite amount of securities for at least one year. If its broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, it will need to ask its broker or bank to identify the DTC participant through which its securities are held and have that DTC participant provide the verification detailed above. The Fund may also be able to identify this DTC participant or affiliate from its account statements because the clearing broker listed on its statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know the Fund's holdings, the Fund can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time its proposal was submitted, the required amount of securities was continuously held for at least one year: one statement from its broker confirming the Fund's ownership and one from the DTC participant confirming the broker's ownership.

The Fund has not yet submitted evidence establishing that it satisfies these eligibility requirements. Please note that if the Fund intends to submit such evidence, its response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date it receives this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively.

You may provide this information verifying your ownership of Entergy common stock by emailing it to me at echism@entergy.com, faxing it to my attention at (504) 576-4150 or mailing it to me at:

Entergy Services, Inc.
639 Loyola Avenue
L-ENT-26B
New Orleans, Louisiana 70113

If you have any questions concerning the above, please do not hesitate to contact me at (504) 576-4548.

Very truly yours,

Edna M. Chism

Attachments
cc: Marcus V. Brown
Daniel T. Falstad

Transmittal letter

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 22, 2012

Robert D. Sloan
Executive Vice President, General Counsel and Secretary
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Dear Mr. Sloan:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Entergy Corporation of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Entergy Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Initial Proof of Ownership letter

J.P.Morgan

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

November 30, 2012

Edna M. Chism
Assistant General Counsel
Entergy Services, Inc.
639 Loyola Avenue
L-ENT-26B
New Orleans, LA 70113

Dear Ms. Chism,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Entergy Services, Inc. continuously for at least one year as of November 23, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 789,228 shares of common stock as of November 23, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,

Peter Gibson

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 0417 Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.

J.P.Morgan

Corrected Proof of Ownership Letter Sent after no action request letter

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

November 30, 2012

Robert D. Sloan
Executive Vice President, General Counsel and Secretary
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

Dear Mr Sloan,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Entergy Corporation continuously for at least one year as of November 23, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 789,228 shares of common stock as of November 23, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,

Peter Gibson

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 0407 Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.

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